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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$437,500,000.00	$50,706.25

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 500,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd. at the maximum tender offer price of $875 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTION

        This Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to the tender offer by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), to purchase 500,000 of its issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $875 or less than $825 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2017 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B), which are herein incorporated by reference. This Schedule TO is being filed in accordance with Rule 13e—4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        All information in the Offer is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda. The Company's principal executive offices are located at 80 South Main Street, Hanover, New Hampshire 03755-2053, telephone: (603) 640-2200.

        (b)   The class of securities to which this statement relates is the Common Shares, par value $1.00 per share, of which 4,336,625 Shares were issued and outstanding as of August 16, 2017.

        (c)   The information set forth in the Offer to Purchase under Section 7 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   This Tender Offer Statement on Schedule TO is filed by the Company, which is also the issuer. The Company's address and telephone number are set forth under Item 2. The information set forth in the Offer to Purchase under Schedule I and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The following information set forth in the Offer to Purchase is incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Introduction";

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Procedures for Tendering Shares");

  •
  Section 3 ("Withdrawal Rights");

  •
  Section 4 ("Acceptance for Payment and Payment for Shares");

  •
  Section 5 ("Purpose of the Offer; Certain Effects of the Offer");

  •
  Section 6 ("Certain U.S. Federal Income Tax Consequences");

  •
  Section 8 ("Conditions to the Offer");

  •
  Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"); and

  •
  Section 14 ("Extension of the Offer; Termination; Amendment").

        (b)   The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", Section 5 ("Purpose of the Offer; Certain Effects of the Offer") and Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 5 ("Purpose of the Offer; Certain Effects of the Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 5 ("Purpose of the Offer; Certain Effects of the Offer") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", Section 5 ("Purpose of the Offer; Certain Effects of the Offer"), Section 9 ("Certain Information Concerning the Company") and Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   and (b) The information set forth in the Offer to Purchase under Schedule I and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under "Introduction" and Section 15 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

        (a)(2)  The information set forth in the Offer to Purchase under Section 12 ("Certain Legal Matters") is incorporated herein by reference.

        (a)(3)  Not applicable.

        (a)(4)  The information set forth in the Offer to Purchase under Section 13 ("Effects of the Offer on the Market for Shares; Registration Under the Exchange Act") is incorporated herein by reference.

        (a)(5)  None.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 17, 2017
(a)(1)(B)	Letter of Transmittal dated August 17, 2017
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published on August 17, 2017
(a)(1)(G)	Letter from the Company's Chief Executive Officer to shareholders dated August 17, 2017
(a)(1)(H)	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017
(a)(1)(I)	Email to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017
(a)(5)	Press Release, dated August 17, 2017
(b)(1)
$425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 28, 2013)
(b)(2)
Amendment No.1 to the $425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 29, 2014)
(d)(1)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company's Notice of 2013 Annual General Meeting of Members and Proxy Statement dated April 10, 2013)
(d)(2)
Retirement Agreement dated March 1, 2017 between White Mountains Insurance Group, Ltd. and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(3)
Employment Agreement dated May 2, 2017 between White Mountains Insurance Group, Ltd. and David T. Foy (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2017)
(d)(4)
Amended and Restated Investment Management Agreement between White Mountains Advisors, LLC and OneBeacon dated December 23, 2014 (incorporated by reference herein and filed as Exhibit 10.6 of the Company's 2014 Annual Report on Form 10-K)

Exhibit No.	Description
(d)(5)	Fourth Amendment dated February 28, 2017 to the Amended and Restated Investment Management Agreement dated as December 23, 2014 by and between White Mountains Advisors, LLC and OneBeacon Insurance Group, Ltd. (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(6)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.10 of the Company's 2015 Annual Report on Form 10-K)
(d)(7)	OneBeacon Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2012 Annual Report on Form 10-K)
(d)(8)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 of the Company's 2014 Annual Report on Form 10-K)
(d)(9)	OneBeacon 2017 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(10)	OneBeacon 2016 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.8 of the Company's 2016 Annual Report on Form 10-K)
(d)(11)	OneBeacon 2017 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(12)
Restricted Share Award Agreement by and between OneBeacon Insurance Group, Ltd. and T. Michael Miller dated May 27, 2011 (incorporated by reference herein and filed as Exhibit 10.22 of the Company's 2011 Annual Report on Form 10-K)
(d)(13)
Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(14)
Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HGR Patton (Luxembourg) S.à r.l., United States of America Branch and the Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(15)
Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated July 17, 2012 (incorporated by reference herein and filed as Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(16)
Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated January 1, 2014 (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2014)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
By:	/s/ J. BRIAN PALMER
	Name:	J. Brian Palmer
	Title:	Managing Director and Chief Accounting Officer

August 17, 2017

 INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 17, 2017
(a)(1)(B)	Letter of Transmittal dated August 17, 2017
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published on August 17, 2017
(a)(1)(G)	Letter from the Company's Chief Executive Officer to shareholders dated August 17, 2017
(a)(1)(H)	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017
(a)(1)(I)	Email to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017
(a)(5)	Press Release, dated August 17, 2017
(b)(1)
$425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 28, 2013)
(b)(2)
Amendment No.1 to the $425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Report on Form 10-Q dated October 29, 2014)
(d)(1)
White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company's Notice of 2013 Annual General Meeting of Members and Proxy Statement dated April 10, 2013)
(d)(2)
Retirement Agreement dated March 1, 2017 between White Mountains Insurance Group, Ltd. and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(3)
Employment Agreement dated May 2, 2017 between White Mountains Insurance Group, Ltd. and David Foy (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2017)
(d)(4)
Amended and Restated Investment Management Agreement between White Mountains Advisors, LLC and OneBeacon dated December 23, 2014 (incorporated by reference herein and filed as Exhibit 10.6 of the Company's 2014 Annual Report on Form 10-K)
(d)(5)
Fourth Amendment dated February 28, 2017 to the Amended and Restated Investment Management Agreement dated December 23, 2014 by and between White Mountains Advisors, LLC and OneBeacon Insurance Group, Ltd. (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(6)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.10 of the Company's 2015 Annual Report on Form 10-K)

Exhibit No.	Description
(d)(7)	OneBeacon Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company's 2012 Annual Report on Form 10-K)
(d)(8)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 of the Company's 2014 Annual Report on Form 10-K)
(d)(9)	OneBeacon 2017 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(10)	OneBeacon 2016 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.8 of the Company's 2016 Annual Report on Form 10-K)
(d)(11)	OneBeacon 2017 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2017)
(d)(12)
Restricted Share Award Agreement by and between OneBeacon Insurance Group, Ltd. and T. Michael Miller dated May 27, 2011 (incorporated by reference herein and filed as Exhibit 10.22 of the Company's 2011 Annual Report on Form 10-K)
(d)(13)
Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(14)
Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HGR Patton (Luxembourg) S.à r.l., United States of America Branch and the Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(15)
Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated July 17, 2012 (incorporated by reference herein and filed as Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2012)
(d)(16)
Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated January 1, 2014 (incorporated by reference herein and filed as Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2014)
(g)	Not applicable
(h)	Not applicable

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX OF EXHIBITS